Filed Pursuant to Rule 433

Registration Statement No. 333-209867

Thermo Fisher Scientific Inc.

Term Sheet

July 18, 2017

1.400% Senior Notes due 2026

Issuer:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Security:	1.400% Senior Notes due 2026

Principal Amount:	€700,000,000

Maturity Date:	January 23, 2026

Coupon (Interest Rate):	1.400% per annum, paid annually

Mid-Swaps Yield:	8-year at 0.698%; 9-year at 0.819%

Spread to Mid-Swap:	+70 basis points

Yield to Maturity:	1.460%

Benchmark Bund:	DBR 1.000% due August 2025

Benchmark Bund Yield/Price:	0.252% / 105.970%

Spread to Benchmark Bund:	+120.8 basis points

Interest Payment Dates:	January 23 of each year, commencing on January 23, 2018 (short first coupon)

Day Count Convention:	Actual/Actual (ICMA)

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Following, unadjusted

Optional Redemption:	At any time and from time to time prior to November 23, 2025 (two months prior to their maturity), the issuer will have the option to redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of the notes being redeemed, that would be due if such notes matured on November 23, 2025 (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)), using a discount rate equal to the Comparable Bond Rate (as defined in the prospectus supplement relating to the notes) plus 20 basis points, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption. In addition, on and after November 23, 2025, the issuer will have the option to redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Special Mandatory Redemption:	In the event that the issuer does not consummate the acquisition of Patheon N.V. on or prior to February 15, 2018 or the purchase agreement in connection with the acquisition is terminated at any time prior to such date, the issuer will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

Issue Price:	99.526%

Underwriting Discount:	0.350%

Net Proceeds, Before Expenses, to Issuer:	€694,232,000

Settlement Date:	July 24, 2017 (T+4)

Trade Date:	July 18, 2017

Current Ratings*:	Moody’s: Baa2 (Stable) S&P: BBB (Positive) Fitch: BBB (Stable)

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay to the beneficial owners of the notes who are not United States persons, additional amounts as may be necessary so that every net payment of the principal of, and premium, if any, and interest on, such holder’s note after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon that holder by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided in such holder’s note to be then due and payable.

Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States (or any political subdivision or taxing authority thereof or therein) which would create a material probability that the issuer would be obligated to pay additional amounts as described above. This redemption would be made on at least 15 days’ but not more than 60 days’ notice and at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the issuer will, in certain circumstances, be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

ISIN/Common Code:	XS1651071877 / 165107187

Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. Upon such listing, the issuer will use commercially reasonable best efforts to maintain such listing and satisfy the requirements for such continued listing as long as the notes are outstanding.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Merrill Lynch International Barclays Bank PLC HSBC Bank plc

Senior Co-Managers:	Citigroup Global Markets Limited J.P. Morgan Securities plc Mizuho International plc MUFG Securities EMEA plc

Co-Managers:

BNP Paribas

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (Europe) Limited

Deutsche Bank AG, London Branch

ING Bank N.V., Belgian Branch

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Scotiabank Europe plc

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that registration statement, the prospectus supplement related to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Merrill Lynch International toll-free at 1-800-294-1322, Barclays Bank PLC toll-free at 1-888-603-5847 or HSBC Bank plc toll-free at 1-866-811-8049.